Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:      Powin Corporation

Pre-effective Amendment  to Registration Statement on Form S1

Filed October 8, 2009

File No. 333-160930

Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated August 25, 2009 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Re:

Powin Corporation

Pre-effective Amendment I to Registration Statement on Form 1

Filed October 8, 2009

File No. 333-160930

General

1.

There are numerous changes in the filing that are not marked as required by Rule 3.10 of Regulation S-T.  For example, refer to the last two sentences under "The Merger" on page4, the first paragraph under "Risk Factors" on page 8, the last sentence of risk factor 6, the last two sentences of the second paragraph of risk factor 7, and the last three sentences of risk factor 13. Please comply with the rule's requirement for marking changed material in any subsequent pre-effective amendment to the registration statement.

Thank you for pointing out this oversight. We have made our best efforts to show in redlined form all changes to the Amendment No. 2 of the prospectus that is filed simultaneously with this letter.

2.

Refer to prior comment 3. As requested previously, provide disclosure in the prospectus of the Commission's position on indemnification for Securities Act liabilities as required by Item 510 of Regulation S-K.  Note that the undertakings are outside the prospectus.

The disclosure has been added to the prospectus on page 7 under “Prospectus Summary”.

3.

To the extent that you have any financial information available for the recently completed quarter, please provide a recent developments section to disclose and discuss such information.

The financial statements for the Company’s third quarter have been completed and are now included in the Amendment No. 2 filed with this letter.  All recent developments in the quarter ending September 30, 2009 and since the filing of the Amendment No. 1 are reflected in these financial statements and the associated notes.

4.

We note your response to our prior comment 2. Given that EXACT ID was a shell company with no significant assets or operations, as well as the fact that the combination has been reflected in the audited financial statements, it does not appear that pro forma financial information is required. Please delete this information or tell us why you believe that it should be included.

All pro forma financial information regarding EXACT ID has been deleted.

5.

We note that EXACT ID had assets on its financial statements which had either been abandoned or lost. Please revise your disclosure to include a more specific discussion on   why you entered into a combination with a non-public entity that had no assets.

After careful evaluation, we decided to enter into the combination with EXACT ID to expand our shareholder base and better position ourselves in the marketplace.  This was a strategic decision for our business that was beneficial from our perspective. We have also incorporated this reasoning into the prospectus.

Prospectus’ Outside Front Cover Page.

6.

Refer to prior comment 12. As requested previously, highlight the cross reference to the risk factors section by prominent type in another manner. See Instruction 5 to Item 501(b)(3) of Regulation S-K.

Per your request, it has been set in bold-faced type.

The Merger, pages 5 and 21

7.

We appreciate your response to prior comment 13; however, it does not appear that you were completely responsive to our previous comment. In this regard, please revise your disclosure to include also:

•

The par value and the number of Powin's shares that were exchanged for the 150,000,000 shares of Exact's common stock.

o

Joseph Lu owned one hundred percent of  Powin’s 1,000 shares of stock. These shares had no par value, as allowed under Oregon law. See the updated description of the “Merger” on pages 5, 7 and 24 of the prospectus.

•

The date on which the reverse recapitalization was consummated.

o

The date of the consummation of the recapitalization, July 8, 2008, has been added to the Amendment No. 2.  See “Merger”, pages 5 and 24.

•

A discussion of how the transaction was treated for accounting purposes.

o

The combination of Exact ID and Powin was classified for accounting purposes as a reverse merger with Powin acting as the acquirer.  Then Powin merged into Exact ID and Exact’s shares were then retained by Joseph Lu as consideration for the merger.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18, Results of Operations, page 18

8.

We appreciate your response to prior comment 19; however, it does not appear that your additional disclosure was responsive to our comment. Therefore, we have reissued the previous comment. For both your annual and interim periods, please revise your results of operations to:

•

Quantify the specific factors that contributed to the fluctuations in your sales from period-to-period. You should quantify the impact that volume and price have had on your sales as well as any other items that have impacted the changes between the periods presented. Additionally, you should discuss the impact that your major customers have had on your sales, if any.

•

Quantify the reasons for the changes in your cost of sales and operating expenses from period-to-period. Your discussion of cost of sales should address your main cost drivers and how these costs have impacted your gross profit for the periods presented. Your discussion of operating expenses should explain the majority of the increases or decrease for your significant expense line items.

•

Quantify the reasons for changes in any other significant income statement line items from period-to-period, including a discussion of the factors that contributed to changes in your effective tax rate, as appropriate.

•

Include a specific and comprehensive discussion of the financial condition and operating performance of each of your reportable segments.

The above comments were incorporated into our updated response in the MD&A section of the Amendment No. 2 to the prospectus, beginning on page 18.

9.

We note your response to prior comment 21; however, please revise your document to include the information you have provided in your response. In addition, please:

•

Quantify and provide a discussion of the major components of your statements of cash flows for the periods presented.

•

Quantify and disclose the reasons for any significant changes in working capital between June 30, 2009 and December 31, 2008 as well as between December 31, 2008 and December 31, 2007.

•

Discuss the company's capital requirements and the resources available to satisfy those requirements.

Please refer to Section 5.01.13 of the Codification of Financial Reporting Policies for guidance.

The above comments were incorporated into our updated response in the MD&A section of the Amendment No. 2 to the prospectus, beginning on page 18.

10.

We note your response to prior comments 22 and 23; however, it does not appear that you were completely responsive to our comments. In this regard, please revise your registration statement to discuss the provisions of your line of credit in a liquidity section to your MD&A. Your discussion should also include a specific and comprehensive discussion of the term of the significant covenants contained within your credit agreement, including presenting for your most significant financial covenants your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. We would expect this information for Powin's and QBF's liquidity covenants which you have identified in your response. Please also disclose your discussion of the waiver from the negative covenant that was provided by the bank.

Per your request, a Liquidity and Capital Resources section is now included on page 22 in the MD&A section of the prospectus.

11.

Revise the disclosure in the second paragraph under “For the Year Ended December 31, 2008 and December 31, 2007” to explain Powin's relationship with Triplemaster Direct and to explain how Triplemaster Direct caused the reduction in sales of Powin's fitness equipment and how the change was largely transparent from a customer's point of view. We note the disclosure under  “Suppliers” on page 22 that Powin is dependent upon Triplemaster Direct as a supplier.

The relationship with Triplemaster Direct is further described, per your request, on page 22 of the prospectus in the MD&A section.

12.

The third and fourth sentences in the second paragraph are duplicative of the first two sentences in the second paragraph. Please delete the third and fourth sentences.

The third and fourth sentences have been deleted.  See “Suppliers”, page 22.

Customers, page 23

13.

Refer to prior comment 30. As requested previously, advise us on what consideration Powin has given to filing the agreements or contracts with its major customers as exhibits to the registration statement. See Section 601(b)(10) of Regulation S-K.

Powin does not have written contracts with its major customers. As is customary in the industry, and particularly with Chinese companies, Powin relies primarily on oral agreements and understands the risks associated therewith. This fact is included in the prospectus as a “Risk Factor” on page 12, and the prospectus has been updated in the “Customers” section on page 26.

Patents and Trademarks, page 23

14.

Refer to prior comment 31. Provide us copies of the patent applications or the serial/registration numbers assigned to the patent applications by the United States Patent and Trademark Office so that we may access the patent applications online.

The patent information you requested is as follows:

Title: MODULAR FURNISHING SYSTEM AND COMPONENTS AND FURNITURE BUILT USING THEM

U.S. Serial No.:  61/144,618

Filed: January 14, 2009

Our Docket No.: 08-0036

Number of Total Employees and Part-Time Employees, page 23

15.

Refer to prior comment 36. Clarify the employment status of “a group of contractors in China.” Additionally, clarify whether Powin has an employment agreement or another type of agreement with the group.

This clarification has been made by removing the reference to the “group of contractors in China.” Powin does not have any employees in China, and this reference referred to a group of vendors that Powin uses and works with from time to time (as mentioned elsewhere in the document).  As this particular section deals with employees only, this sentence was removed. See “Number of Total Employees and Part-Time Employees” on page 26.

Furniture and Cabinet Manufacturing, page 25

16.

Refer to prior comment 26. Disclosure that Powin has “several salespeople with good relationships with buyers” appears inconsistent with disclosure under “Distribution” on page 22 that Powin does not employ sales representatives. Please reconcile the disclosures.

This has been reconciled and the language in the prospectus is now accurate. See “Furniture and Cabinet Manufacturing” on page 28.

Wind Turbines, page 26

17.

Disclosures indicate that:

•

The rotor component is 20% of the wind turbine cost

•

The generator component is 34% of the wind turbine cost.

•

The structural support component is 15% of the wind turbine cost.

Disclose what accounts for the remaining 31% of the wind turbine cost.

The disclosure has been made.  See “Wind Turbines”, page 26.

Recent Developments, page 27

18.

Disclosure indicates that the maturity date of Powin's business loan agreement with Sterling was extended to September 1, 2009. Update the status of the agreement since its maturity date has expired.

The status of this agreement has been updated. See “Recent Developments” on page 30.

Description of Property, page 28

19.

Disclose the duration or term of each lease described in this section. Based on disclosure in the financial statements' note 7, it appears that one or more of the leases may have expired unless renewed or extended.

This section has been updated based on the comments. See “Decription of Property”, page 31.

Management, page 29

20.

State the year in which Mr. David W. Chambers became Powin's chief financial officer. Since Mr. Chambers continues to serve as managing partner of Chambers & Hammock, indicate the amount of time that Mr. Chambers dedicates to his position as Powin's chief financial officer.

Since the filing of Amendment No. 1 to the Prospectus, Mr. David W. Chambers has resigned as the chief financial officer of the Company, and Ronald Horne was appointed as the chief financial officer of the Company on October 12, 2009.  Mr. Horne serves in this capacity full-time.  These changes, as well as Mr. Horne’s biography are included in the “Management” section on page 32 of the prospectus.

Executive Compensation, Page 31

21.

Refer to prior comment 41. For stock awards in column (e) of the summary compensation table, you must disclose the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. You must include the dollar value of total compensation for the covered fiscal yew in column (j) of the summary compensation table. You include footnote (1) to column (e) of the summary compensation table, but we are unable to locate the text of footnote 1. Since the summary compensation table is for the years ended December 31, 2008, 2007, and 2006, it is unclear why you would include shares of common stock issued on July 10, 2009 and why you would include the shares in the option awards column (f) when disclosure on page 37 states that Powin has not granted any stock options as of September 25, 2009. Please revise and advise.

The summary compensation table has been revised to reflect the changes you request above. See “Summary Compensation Table.” Additionally, the shares previously listed in the option awards column have been removed, as those shares were part of a one-time issuance to key employees as an incentive for long-term employment and not part of a stock option plan. Powin, at this time, does not have a stock option plan.

Employment Agreement, page 31

22.

Refer to prior comment 42. Disclose the date on which each employment agreement was executed. Disclose also the duration or term of each employment agreement.

See “Employment Agreement”, page 31.

Compensation of Directors, page 32

23.

Refer to prior comment 44. You include footnote (1) to column (c) of the director compensation table, but we are unable to locate the text of footnote (1). Please revise.

The footnote is directly beneath the table.  Please see “Compensation of Directors”, page 32.

Certain Relationships and Related Transactions, page 33

24.

Refer to prior comment 45. As noted previously, if Powin is a smaller reporting company, it must provide the disclosures required by Item 404(d) of Regulation S-K including the amount exceeding the lesser of $120,000 or 1% of the average of its total assets at year and for the last two completed fiscal years. Please advise how Powin determined that it was not required to disclose the dollar amounts for the transactions described in this section.

This section has been updated pursuant to your comments. See “Certain Relationships and Related Transactions”, page 38.

Selling Shareholders,  page 33

25.

Disclosure indicates that the table shows the shares beneficially owned by the selling shareholders as of July 27. Update the disclosure to the most recent date practicable.

This item has been updated as of November 20, 2009.

26.

Refer to prior comments 52 and 53. Disclosure in the fourth paragraph that Mr. Danny You Lu is no longer employed by Powin is inconsistent with disclosure in the fifth paragraph that he is an employee of Powin.  Please reconcile the disclosures.

This discrepancy has been resolved. Danny Lu has not been employed by Powin since September 30, 2009.

Common Stock page 36

27.

Disclosure indicates that 160,435,879 shares of common stock are issued and outstanding as of July 27, 2009. Update the disclosure to the most recent date practicable.

These amounts have been updated as of November 20, 2009.

Rule 144, page 37

28.

Refer to prior comment 57. Disclosure indicates that Exact Identification Corporation was a shell company as of the date of the merger with Powin. Under the final rules amending Rule 144 which became effective on February 15, 2008, securities initially issued by a shell company or a company that was at any time previously a shell company may only be resold in reliance on Rule 144 if these conditions an met:

•

The issuer of the securities that was formerly a shell company has ceased to be a shell company.

•

The issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

•

The issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months or shorter period that the issuer was required to file the reports and materials.

•

At least one year has ceased from the time the issuer filed the current Form 10 type information reflecting its status as an entity that is not a shell company.

Given that Exact Identification Corporation was a shell company as of the date of the merger with Powin, expand the disclosure to include the information noted above.

This section was updated pursuant to your comment above. Please see “Rule 144”, page 43.

Financial Statements, page 40

29.

In the footnotes to your interim financial statements, you present balance sheet information which compares the June 30, 2009 balances to June 30, 2008 balances. We remind you that balance sheet information should compare the interim period end to your fiscal year end. For example, inventories at June 30, 2009 should be compared to the December 31, 2008 inventory balance. Please revise as appropriate.

This has been updated and a Balance Sheet for the period ended September 30, 2009 is included in the Amendment.

30.

We note your response to prior comment 62; however, please: revise your rollforward to include:

•

The balance at the beginning of each period presented.

•

Additions to the allowance account for bad debt expense for the period.

•

Subtractions to the allowance for receivables written off during the period, if any.

•

The balance at the end of the period representing the sum of the items above.

The Company has written no AR off for Allowances for bad debt, and this fact is reflected in the Company’s financials.

31.

For both your year end and interim financial statements, please provide the disclosures provided paragraph 40 of SFAS 128.

This disclosure has been added to the prospectus.

Consolidated Statements of Operations, page 43

32.

It does not appear to us that your earnings per share are correctly stated for the six months ended June 30, 2009. Please revise or advise.

This item has been corrected on the financial statements for the period ended September 30, 2009.

Note I - Summary of Significant Accounting Policies, pages 46 and 61

Impairment of Long-Lived and Intangible Assets, pages 47 and 61

33.

We appreciate your response to prior comment 65; however, it does not appear that you were completely responsive to our comment. In this regard, please review your note disclosure to include a more specific and comprehensive discussion regarding how you determined that your long-lived assets were not impaired. In this regard, we note your disclosure on page 24 that your QBF plant has been underutilized and QBF has lost money.  Please explain how you have considered these facts in your analysis.

After the acquisition of QBF it was determined that the long lived assets which were purchased in the acquisition were not impaired.  Powin paid $1.5M for the assets and equipment of QBF, Inc.  An exhaustive walk-through was performed to ensure the purchased assets were inventoried.   Because the equipment was older, some in disarray, we assessed the value of each of the pieces of equipment purchased at the current market value in comparable condition and usability.  From that, a value of $1.01M was arrived at.  The assets were written down, or the goodwill written off, to reflect the market value of the replacement cost of the purchased assets in the current state.

Since QBF does use most of its equipment, or can sell this equipment at the recorded value, we feel the recorded values accurately reflect the fair value of the equipment.

Revenue Recognition, pages 47 and 61

34.

Please revise your footnotes to include the information that you provided in your response to prior comment 66. In addition, please include specific disclosures related to when title is transferred.

These disclosures have been added to the prospectus.

Note 8 - Capital Stock, page 51

35.

We appreciate your response to prior comment 67. Please tell us how you determined that the fair value of the common stock was more reliably measurable than the services provided by the consulting firms. In this regard, please tell us what consideration you gave to the fact that there is no current market for your stock. In addition, please tell us the dates of the last stock purchase just prior to each of the share-based payments and the price paid to purchase the common stock.

The last purchase price paid for Exact ID stock gave a concrete measure for assessing the value of services.  Since no agreements as to price or cost of services was obtained, and many of the stock for services agreements include the stock as an addition to monetary fees awarded, we felt that a cash basis which reflected a concrete measure for assessing the value of stock for services was appropriate.  In addition, since the price of services varies with the service, to be more uniform and standardize costs for the company, we chose to use the last purchase price paid for Exact ID stock.

The last cash purchase for Exact ID stock was in 2002, and the value paid was $.015 per share.  This price per share was paid for stock in an operational company.  Although there is no market for our stock, we feel that it would be fair to assess the value of services based upon   a per share price for the company’s stock when it had active sales.

36.

We have reviewed your response to prior comment 58. We note from your disclosure on page 39 that your legal counsel receives common stock shares every month. Please revise   to disclose the amount of the expense, how the amount was determined, and where the costs have been reflected in your financial statements. In addition, please explain why your statement of stockholders' equity for the six month period ended June 30, 2009 does not reflect the share issuance.

This item has been updated in the financial statements for the period ended September 30, 2009. See “Legal and Professional Expense.”

37.

We note your response to prior comment 69. Please revise to disclose the amount of the expense, how the amount was determined and where the costs have been reflected in your financial statements. In addition, please explain why your statement of stockholders' equity does not reflect the share issuance.

This item has been updated in the financial statements for the period ended September 30, 2009. See “Legal and Professional Expense.”

Note 9 - Business Segment Reporting, page 52

38.

We note your response to prior comment 70; however, it is unclear to us whether all your revenue is generated domestically given that you previously responded to us that products   are delivered at ports in China and at facilities in the United States. Please clarify this. In   addition, as previously requested please revise your disclosure to provide the information required by paragraph 26 of SFAS 131 , Disclosures about Segments of an Enterprise and Related Information.

This has been updated and is included in the current financial statements for the period ended September 30, 2009.

Now 13 - Income Tax Provision, pages 53 and 67

39.

We note your response to prior comment 79; however please also revise your footnote to include a discussion regarding the tax laws that you are subject to in China and the United   States, why you generated net losses as a C corporation, why you recorded an income tax   benefit in fiscal 2008, why you have deferred tax assets at December 31, 2008, and why you have a deferred tax liability at June 30, 2009.

Powin Corporation is not subject to any tax laws in China.  Its suppliers however, are subject to China tax laws.  If there were to be a change in tax law in China, our suppliers would pass on their costs to us.

The net loss in 2008 was a direct reflection of business slowdown in the economies worldwide, as reflected in our 3% decline in Sales revenue.  Most of the decline in sales occurred in the 3 rd and 4th quarters of 2008.  We recorded an income tax benefit proportional to the net loss before income tax as reflected on our December 31, 2008 financial statements, and we recorded that benefit as a deferred tax asset at December 31, 2008.  Since the company has been profitable the first 3 quarters of 2009, we have apportioned a tax liability in direct proportion to the net income before taxes as reflected in our June 30, 2009 and September 30, 2009 financial statements.

Consolidated Balance Sheets, page 55

40

We note your response to prior comment 71; however, it does not appear that you revised your December 31, 2008 financial statements to be responsive to our comment. In this   regard, please revise your balance sheet for the period ended December 31, 2008 to change the line “benefit (provision) for income taxes” to say “deferred tax asset.”  In addition, please revise your balance sheet for the period ended June 30, 2009 to change   the line item “benefit (provision) for income taxes” to say “deferred tax liability,” if appropriate.

This change has been made, per your request. See “Consolidated Balance Sheets” on page 74.

Consolidated Statements of Operations, page 56

41.

Please be advised that in a reverse recapitalization historical earnings per share information should be retroactively restated to present the effects of the recapitalization similar to a stock split.  In this regard, please revise your historical statements of income to present restated earnings per share for fiscal 2007 and 2006. Please refer to SFAS Topic 4C and paragraph 54 of SFAS 128, Earnings per Share for guidance.

The outstanding shares have been restated to reflect a historical perspective.

Consolidated Statements of Stockholders' Equity, pages 44 and 58

42.

We note your response to prior comment 74; however we at still unclear how you have reflected the shares exchanged in the merger. In a reverse recapitalization, the historical   stockholders' equity of the accounting prior to the merger date is typically retroactively restated for the equivalent number of shares received in the merger. Additionally, when you rollforward to financial statements that include the merger date, we believe that the shares held by Exact immediately prior to the merger should be reflected on a separate line item titled “Shares effectively issued to former Exact   shareholders as of the date of the recapitalization” presented as though this were an issuance of stock on recapitalization date.

The accounting acquirer is Powin Corporation.

Note I - Summary of Significant Accounting Policies,  page 60

Nature of Business, page 60

43.

We appreciate your response to prior comment 75; however, it does not appear that you were completely responsive to our comment. Please revise your disclosure to include:

a.

The reason for the merger.

b.

The par value and the number of Powin's shares that were exchanged for the150,000,000 shares of Exact's common stock

c.

A statement, if true, that Exact was a non-operating shell company

d.

The date on which the reverse recapitalization was consummated.

Please find our answers below (that are also included in the disclosure):

a.

The merger between the two companies was effected to provide the current shareholders of Exact ID with a source of revenues and liquidity in their investments as well as a healthy stockholder base for Powin Corporation so that the stock can be publicly traded.

b.

Joseph Lu, the sole shareholder in the Powin Corp. S-corp., retired 100 shares of $1,000 par value stock.

c.

Immediately prior to the merger, Exact ID was a non-operational shell.

d.

The reverse capitalization and merger was consummated on July 7, 2008.

Cost of Goods Sold. page 61

44.

We note your response to prior comment 76, however, please revise your footnote to provide more detail of the terms of your warranty program, as well as a rollforward of the   activity for each period presented, as required by paragraph 14 of FIN 45. Please ensure that this information is also included in your interim financial statements.

Powin Corporation, does not have any warranty program, nor do any of its subsidiaries.  For QBF, their primary customer has provided in their contract a warranty chargeback policy, by which the company can charge back the cost of parts which fail during the pre-determined warranty period.  No rework is done.  No warranty repairs are done.  To date, the primary customer of QBF has charged back less than 0.1% of revenues towards their warranty policy.  For Powin, any goods which are found to be faulty are destroyed or disposed of, and the customer takes a credit on their payment.  Powin in turn takes a credit on their payment to the vendor.  No product is returned or reworked.  No warranty program exists.

Note 5 - Property and Equipment, page 64

45.

We note your response to prior comment 64 and the additional disclosures have that you have provided Please: revise to present also the estimated lives of your property and by category in your footnote for the fiscal year ended December 31, 2008.

This has been updated and is included in the current financial statements for the period ended September 30, 2009.

Note 11 - Related Party Transactions, page 67

46.

We note your response to prior comment 78. Please revise the footnote to your December 31, 2008 financial statements to disclose the terms of the loan. In addition, given that the note is open-ended, it appears that Mr. Lu has the ability to request repayment at any time. Therefore it is unclear to us why you have classified the note as long-term. Please revise, to further explain.

This has been updated and is included in the current financial statements for the period ended September 30, 2009, where they were moved to the “Current Liabilities” section.

Item 16, Exhibits page II-2

47.

We note that you changed some exhibit numbers assigned initially to exhibits and omitted some exhibits filed initially on July 31, 2009. The exhibit number assigned initially to an exhibit in a registration statement should not change in a subsequent amendment to the registration statement. Further, all exhibits filed in the initial registration statement and in any amendment to the registration statement should be included under Item 16 of Form S1 and in the exhibit index immediately before the exhibits. Additionally, we note that there we inconsistencies between the exhibit numbers assigned to exhibits under item 16 and the exhibit numbers with which exhibits we tagged. Specifically, we note that:

•

Exhibit 3.1 is Powin's articles of incorporation in the July 31, 2009 filing. Exhibit 3.1 in the October 8, 2009 filing is Global Technology’s articles of incorporation, notwithstanding the entry under Item 16. that Exhibit 3.1 is Powin's articles of incorporation.

•

Exhibit 3.2 is Powin's bylaws in the July 31, 2009 filing. Exhibit 3.2 in the October 8, 2009 filing is amendments to Global Technology's articles of incorporation notwithstanding the entry under Item 16 that Exhibit 3.2 is an amendment to Global Technology's articles of incorporation.

•

Exhibit 3.3 is Global Technology's articles of incorporation in the July 31, 2009 filing. Exhibit 3.3 in the October 8, 2009 filing is an amendment and revised articles of incorporation of Advanced Precision Technology.

•

Exhibit 3.4 is amendments to Global Technology's articles of incorporation in the July 31, 2009 filing. Exhibit 3.4 in the October 8, 2009 filing is an amendment to UV Color’s articles of incorporation

•

Exhibit 3.5 is Advanced Precision Technology's bylaws in the July 31, 2009 filing. Exhibit 3.5 in the October 8, 2009 filing is Advanced Precision Technology's bylaws, notwithstanding the entry under Item 16 that Exhibit 3.5 is amended articles of incorporation of Advanced Precision Technology.

•

Exhibit 3.6 is the articles of incorporation of Global Technology in the July 31, 2009 filing. Although the entry under Item 16 in the October 8,2009 filing states that Exhibit 3.6 is bylaws, there is no exhibit 3.6 included in the October 8, 2009 filing

•

Exhibits 4.4 and 4.5 in the July 31, 2009 filing do not comply with the format required by the EDGAR filer manual. The exhibits were omitted under Item 16 in the October 8, 2009 filing and are not filed in the format required by the EDGAR filer manual. If you have determined that the exhibits should not have been filed as exhibits to the registration statement, you should retain the exhibit numbers initially assigned to the exhibits and replace the titles of the exhibits with a notation such as "intentionally omitted" "reserved" under Item 16 of Form S-1 and in the exhibit index immediately before the exhibits.

•

Exhibit 10.1 is the lease update for Tri-County Industrial Parts Building # 12 in the July 31,2009 filing. Exhibit 10.1 in the October 8,2009 filing is the third amendment to the lease for Sandberg Road Property, notwithstanding the entry under hem 16 that Exhibit 10. 1 is the lease for Sandburg Road Property.

•

Exhibit 10.2 is the lease update for Tri-County Industrial Parks Building #16 in the July 31, 2009 filing. Exhibit 10.2 in the October 8, 2009 filing is the lease agreement for Powin Center.

•

Exhibit 10.3 is the lease for Sandburg Road Property in the July 31, 2009 filing.

Exhibit 10.3 in the October 8, 2009 filing is the lease update for Tri-County Industrial Parks Building #16, notwithstanding the entry under Item 16 that Exhibit 10.3 is the lease for Tualatin Property.

•

Exhibit 10.4 is the lease agreement for Powin Center in the July 31, 2009 filing. Exhibit 10.4 in the October 8, 2009 filing is the employment agreement for Joseph Lu

•

Exhibit 10.5 is the lease update for Tri-County Industrial Parks Buildings #12 and #16 in the July 31, 2009 filing notwithstanding the entry under Item 16 that Exhibit 10.5 is the lease for Tomblin Property. Exhibit 10.5 in the October 8, 2009 filing is the employment agreement for Jingshuang (Jeane) Liu notwithstanding the entry under Item 16 that Exhibit 10.5 is the employment agreement for Zaixiang (Fred) Liu

•

Exhibit 10.6 is the employment agreement for Joseph Lu in the July 31, 2009 filing.  Exhibit 10.6 in the October 8, 2009 filing is the employment agreement for Zaixiang (Fred) Liu notwithstanding the entry under Item 16 that Exhibit 10.6 is the employment agreement for Jingshuang (Jeanne) Liu.

•

Exhibit 10.7 is the employment agreement for Zaixiang (Fred) Liu in the July 3 1, 2009 filing.  Exhibit 10.7 in the October 8, 2009 filing is the business loan agreement and change in terms agreement between Powin and Sterling, notwithstanding the entry under Item 16 that Exhibit 10.7 is the business loan agreement and amendment between QBF and Sterling.

•

Exhibit 10.8 is the employment agreement for Jingshuang (Jeanne) Liu in the July 31, 2009 filing, Exhibit 10.8 in the October 8, 2009 filing is the lease for property used by QBF.

•

Exhibit 10.9 is the business loan agreement and change in terms agreement between Powin and Sterling in the July 31, 2009 filing. Exhibit 10.9 in the October 8, 2009 filing is the business loan agreement and change in term agreement between Powin and Sterling, but there is no Exhibit 10.9 listed under Item 16.

•

Exhibit 10.10 is the business loan and change in terms agreement between QBF and Sterling in the July 31, 2009 filing. There is no Exhibit 10.10 in the October 8, 2009 filing. As noted above, Exhibit 10.7 in the October 8, 2009 filing is the business loan agreement and change in terms agreement between Powin and Sterling, notwithstanding the entry under Item 16 that Exhibit 10.7 is the business loan agreement and amendment between QBF and Sterling.

•

Exhibit 10.11 is the lease for property used by QBF in the July 31, 2009 filing. There is no Exhibit 10.11 in the October 8, 2009 filing. As noted above, Exhibit 10.8 in the, October 8, 2009 filing is the lease for property used by QBF.

•

Exhibit 21.1 is the articles of incorporation of QBF in the July 31, 2009 filing. Exhibit 21.1 in the October 8, 2009 filing is the list of Powin's Subsidiaries.

    To comply with this comment, revise the entries under Item 16 to assign a discrete number to each exhibit, include an exhibit index immediately before the exhibits according to the number assigned to it under Item 16, and refile all exhibits tagged accurately to reflect the exhibit numbers assigned to the exhibits under Item 16 and listed in the exhibit index.

The Exhibit List has been revised pursuant to your comment above and all Exhibits are now keyed according to the July 31, 2009 filing and attached in the appropriate format. Several of the items previously included in the July 31, 2009 filing are not required and have been omitted.

48     Refer to prior common 83. As requested previously, include an exhibit index immediately before the exhibits asrequired by Rule 102(d) of Regulation S-T. Note that the exhibit index requirement is a discrete requirement of

         Rule 102(d) of Regulation S-T and is and is distinguishable from the requirements of Item 16 of Form S-1 to furnish the exhibits required by Item 601 of regulation S-K.

We included an exhibit index in compliance with Rule 102(d) of Regulation S-T.

Exhibits

49.

 We note the response to prior common 78 that Powin has a loan from its president and chief executive officer, Mr. Joseph Lu. File the loan agreement as an exhibit to the statement. See Item 601(b)(10) of Regulation S-K.

As discussed in the prospectus, there is no formal written agreement between Joseph Lu and Powin.

Exhibit 23.1

50.     Refer to prior comment 87. As noted previously, Powin's independent public accountant must consent also to being named in the, registration statement. As filed, the consent extends only to incorporation by reference of the independent auditor's report in the statement and does not extend to the independent auditor being named in the statement. See Rule 436 of regulation C under the Securities Act, and revise.

Per your request, the auditors have provided an updated consent that is filed as Exhibit 23.1.

As required in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO